Exhibit 99.1

Webus International Limited to Establish Tokenized Travel Reward Exchange Platform with XRP Stablecoin Settlement in the $20+ Billion Global Loyalty Market

New York, USA, Oct. 08, 2025 (GLOBE NEWSWIRE) — Webus International Limited (“Webus” or the “Company”) (NASDAQ: WETO), a global provider of customized travel and digital mobility solutions, today announced plans to establish a tokenized travel reward exchange platform integrating XRP stablecoin settlement to enhance cross-border reward redemption and value conversion across the fast-growing loyalty industry.

The initiative targets the $20+ billion global loyalty management market according to research by Grand View Research and ResearchAndMarkets.com, aiming to improve liquidity, transparency, and interoperability between airline, hotel, and mobility reward ecosystems. By combining blockchain-based tokenization with the stability and efficiency of XRP stablecoin settlement, Webus seeks to enable travelers to exchange, redeem, and utilize their rewards seamlessly across multiple brands and regions in real time.

Nan Zheng, Chief Executive Officer of Webus, commented:

“The global loyalty market is large but highly fragmented. Our goal is to build a unified, tokenized reward exchange that unlocks real liquidity and simplifies global redemption. By integrating XRP stablecoin settlement, we aim to bring real-time, low-cost, and transparent value conversion to the travel rewards ecosystem.”

Development will proceed in phases, subject to regulatory compliance and jurisdictional approvals. Webus is currently evaluating pilot programs with travel partners in North America and Asia, with broader rollouts planned as market adoption grows.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Company’s plans to establish a tokenized travel reward exchange platform, the use of XRP stablecoin settlement, and anticipated market opportunities within the loyalty sector. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, including market conditions, regulatory changes, and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), available at www.sec.gov.  Webus undertakes no obligation to update forward-looking statements, except as required by law. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any security or digital asset.

About Webus International Limited

Webus International Limited (NASDAQ: WETO) is a leading provider of AI-driven premium chauffeur, curated travel, and blockchain-enabled booking solutions under its Wetour brand. The Company’s mission is to redefine mobility and travel services by integrating technology, personalization, and innovative financial infrastructure.

Investor Relations Contact:

Annabelle Li

Investor Relations – Webus International Limited

Email: ir.annabelle@webus.vip